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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 NOTIFICATION OF REGISTRATION FILED PURSUANT TO
               SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                            The American Family Variable
                                                 Account I

Address of Principal Business Office:            6000 American Parkway
                                                 Madison, WI  53783-0001
Telephone Number:                                (608) 249-2111

Name and Address of Agent for Service of         James F. Eldridge, Esq.
Process:                                         American Family Life
                                                 Insurance Company
                                                 6000 American Parkway
                                                 Madison, WI  53783-0001

Copies to:                                       Stephen E. Roth
                                                 Sutherland Asbill & Brennan LLP
                                                 1275 Pennsylvania Avenue, N.W.
                                                 Washington, D.C. 20004-2415

Check Appropriate Box:                           Registrant is filing a
                                                 Registration Statement pursuant
                                                 to Section 8(b) of the
                                                 Investment Company Act of 1940
                                                 concurrently with the filing
                                                 of Form N-8A:
                                                 Yes [X ] No [  ]

Item 1.    The American Family Variable Account I.

Item 2. Registrant was organized under the laws of the State of Wisconsin on August 7, 2000.

Item 3. Registrant is organized as a separate account of American Family Life Insurance Company.

Item 4.    Registrant is organized as a unit investment trust.

Item 5.    Not applicable.

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Item 6.    Not applicable.

Item 7.    Not applicable.

Item 8.

      (a) American Family Life Insurance Company, 6000 American Parkway, Madison, WI 53783-0001

      (b) The names and addresses of each officer and director of American Family Life Insurance Company are:

NAME AND PRINCIPAL BUSINESS ADDRESS          POSITION AND OFFICE WITH DEPOSITOR
Harvey Randall Pierce                        Chairman of the Board, and C.E.O.
David Ralph Anderson                         Director, President, C.O.O.
James Francis Eldridge                       Director, Executive Vice President, Secretary
John Brent Johnson                           Director, Executive Vice President, Treasurer
Joseph William Tisserand                     Director, Vice President
Daniel Raymond DeSalvo                       Director
Daniel Robert Schultz                        Vice President, Controller
Thomas Syme King                             Vice President
William Joseph Smith                         Assistant Treasurer
James Walter Behrens                         Assistant Secretary

Principal business address is:  6000 American Parkway, Madison, Wisconsin 53783.

               (c)      Not applicable.

Item 9.

      (a)  No.

      (b)  Not applicable.

      (c)  Yes.

      (d)  No.

      (e)  Not applicable.

Item 10.   Zero.

Item 11.   No.


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Item 12.   Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Madison and the State of Wisconsin on the 27th day of August, 2000.

                                             American Family Variable Account I


Attest:


/s/  James W. Behrens                By: /s/ James F. Eldridge
---------------------------              --------------------------------------
James W. Behrens                         James F. Eldridge, Esq.
Assistant Secretary                      Executive Vice President and Secretary
American Family Life                     American Family Life
Insurance Company                        Insurance Company


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